UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number 001-02207
CUSIP Numbers:   895927 10 1
   895927 30 9

NOTIFICATION OF LATE FILING

(Check One):                   (X)                  Form 10-K                           (  )       Form 20-F                      (  )          Form 11-K                      (  )           Form 10-Q
    (   )                  Form 10-D                           (  )       Form N-SAR                 (  )          Form N-CSR

For Period Ended:  December 30, 2007

(  )             Transition Report on Form 10-K
(  )             Transition Report on Form 20-F
(  )             Transition Report on Form 11-K
(  )             Transition Report on Form 10-Q
(  )             Transition Report on Form N-SAR
For the Transition Period Ended ____________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________________________

PART I – REGISTRANT INFORMATION

TRIARC COMPANIES, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1155 Perimeter Center West
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia         30338
City, State and Zip Code

PART II – Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(X)
(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

    State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Triarc  Companies, Inc. (the “Company”) could not complete the filing of its Annual Report on Form 10-K for the fiscal year ended December 30, 2007 (the “Form 10-K”) by the prescribed  filing date of February 28, 2007 without unreasonable effort or expense as a result of the following:

On December 21, 2007, in connection with the Company’s previously announced corporate restructuring and transition to a “pure play” restaurant company, the Company completed the sale of Deerfield & Company LLC (“Deerfield”) to Deerfield Capital Corp. (formerly known as Deerfield Triarc Capital Corp.), a real estate investment trust (“DFR” or the “REIT”). In consideration for the Company’s interest in Deerfield, the Company received approximately $48 million principal amount of DFR senior secured notes with a fair value as of the date of the sale of approximately $46 million, and approximately 9.6 million shares of DFR convertible preferred stock with a fair value as of the date of the sale of approximately $88.4 million.  The Company also received approximately 206,000 shares of DFR common stock previously owned by Deerfield as a distribution prior to the sale.  As a result, the Company beneficially owns approximately 15% of DFR’s outstanding common stock on an as converted basis.

The Company is waiting to receive definitive information from DFR that is necessary to complete the Company’s consolidated financial statements and related disclosures.  We expect to receive the information necessary to complete our filing when DFR issues its earnings release or files its Annual Report on Form 10-K for calendar year 2007.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen E. Hare	(678)	514-4100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify reports(s). (X) Yes (  ) No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? (X) Yes (  ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

See Annex A hereto.

TRIARC COMPANIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date: February 29, 2008	By: /s/ STEPHEN E. HARE
Stephen E. Hare
Senior Vice President
and Chief Financial Officer

Annex A

For the reasons stated in Part III of this Form 12b-25, the Company's Form 10-K for its fiscal year ended December 30, 2007 (“fiscal 2007”) was not filed by the prescribed date of February 28, 2008.  The Company, however, expects to report in its Form 10-K the following significant changes in results of operations in fiscal 2007 compared to its fiscal year ended December 31, 2006 (“fiscal 2006”):

•	Revenues for fiscal 2007 increased to $1,263.7 million compared to $1,243.3 million in fiscal 2006.

o
Net sales from Company-owned restaurants increased by $40.1 million in fiscal 2007 reflecting the addition of 45 new restaurants which offset a decrease of 2% in same store sales for Company-owned restaurants.

o	Franchise revenues increased by $5.0 million in fiscal 2007 primarily reflecting net additional 58 franchised restaurants and an increase in franchisee same store sales of 1%.

o	Deerfield's asset management and related fees decreased by $24.7 million in fiscal 2007 primarily due to lower incentive and management fees.

•	Operating profit for fiscal 2007 decreased to $19.9 million compared to $44.6 million in fiscal 2006.

o	Facility relocation and corporate restructuring charges increased by $82.1 million, primarily reflecting negotiated contractual settlements with former executives in fiscal 2007.

o	A gain of $40.2 million on the sale of Deerfield was recorded in fiscal 2007.

o	General and administrative expenses were reduced by $30.4 million in fiscal 2007, primarily as a result of the corporate restructuring.

•	Net income for fiscal 2007 improved to $16.1 million compared to a net loss for fiscal 2006 of $10.9 million.

o
In addition to the after-tax effect of the change in operating profit in fiscal 2007, the Company recorded an income tax benefit of $8.4 million, primarily related to previously unrecognized deductions for prior year expenses.